THE LEBRECHT GROUP
A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq. Elliott N. Taylor, Esq.**	Craig V. Butler, Esq. * Admitted only in California* Admitted only in Utah**

August 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Geoffrey Kruczek

Re:           China Youth Media, Inc.
Form 8-K
File No. 000-33067

Dear Mr. Kruczek:

On behalf of China Youth Media, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated July 20, 2011, regarding the above-listed Current Report on Form 8-K filed on June 27, 2011 for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

1.           Given the disclosure in your Form 10-Q for the period ended March 31, 2011 regarding your assets and operations and the agreement with an unrelated third party to assist in effecting a reverse merger, it appears this Form 8-K should include the disclosures required by Items 2.01(f), 5.01(a)(8) and 5.06 of that form. Please revise accordingly.

The Company respectfully disagrees.  There was an extensive analysis done by two separate law firms prior to the transaction on whether or not the Company met the definition of a shell pursuant to Rule 12b-2 under the Exchange Act.  The conclusion of both law firms was that the Company was not a shell prior to the transaction.  Factors in the analysis included, but were not limited to, the following:

•
On the cover page of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, and on the cover page of the Company’s Annual Report for the year ended December 31, 2010, the Company affirmatively stated that it was not a shell;

•
According to the audited financial statements for the year ended December 31, 2010, included in the Company’s 10-K, the Company had not only cash, but also property and equipment, on its balance sheet.  Admittedly, their total assets were down significantly, but that was primarily a result of their write down of intangible assets from $4.6m to $2,000 as they entered into “Termination Agreements” (as described in the 10-K).  Nonetheless, operating expenses were $2.2m during the year, which were made up of salaries and employee benefits, professional fees, rent expenses, legal expense, and consulting fees.  These are indications of continued operations, not a shell.

IRVINE OFFICE: 9900 RESEARCH DRIVE IRVINE CALIFORNIA • 92618		SALT LAKE CITY OFFICE: 406 W. SOUTH JORDAN PARKWAY SUITE 160 SOUTH JORDAN UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 10, 2011

•
Similarly, the Company’s financial statements for the quarter ended March 31, 2011 continued to reveal property and equipment. There were revenues for the quarter, as well as operating expenses similar in proportion to what there was the previous year. Revenues were not from passive activities, but rather were from the “aggregation and distribution of international content and advertising for Internet consumption in China.” Again, these are markers of an operating company, not a shell.

•	The Company continued to operate four subsidiaries.

Admittedly, the Company hired a consultant to find a merger candidate, and for accounting purposes that transaction was accounted for as a reverse merger. But neither of those facts means that the Company was a shell at the time of the transaction. It was an operating company that completed a reverse merger.

Item 1.01. Entry into a Material Definitive Agreement

2.           Please clarify when you intend to file the amendment to your articles mentioned here.

The Company will undertake the filing of a 14C Information Statement within a reasonable period of time following the filing of its upcoming Quarterly Report on Form 10-Q.  Contractually, the Company is obligated to do so with in a “reasonable time” following the Closing of the transaction.  The following sentence was added to the disclosure:

“Subject to our obtaining the written consent of shareholders owning a majority of our voting securities, we intend to file a 14C Information Statement (disclosing approval of such amendment) within a reasonable period of time following the filing of our Quarterly Report on Form 10-Q for the period ended June 30, 2011.  In this regard, we intend to file the required amendment as soon as reasonably practical, which we anticipate will be approximately seventy five (75) to ninety (90) days after the Closing.”

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 10, 2011

Item 1.02 Termination of a Material Definitive Agreement, page 3

3.            Please clarify the nature and amount of “consideration Jay Rifkin is receiving pursuant to the Merger Agreement and related documents.”  Also tell us to what “related documents” you are referring and what provisions of those documents and the Merger Agreement provide for the payment of consideration.

Immediately prior to the Closing of the Merger (as those terms are defined in the 8-K), Mr. Rifkin converted accrued salary and other indebtedness into common stock of the Company.  The conversion of indebtedness, and the terms of said conversions, are the “consideration” referred to in the 8-K.  The disclosure was revised slightly, and the following reference was included, to clarify:

“Neither us or Mr. Rifkin shall have any further responsibility or liability under the Employment Agreement, except the debt conversions, Nomination Agreement, and Voting Agreement as set forth in the Merger Agreement.  The consideration Jay Rifkin is receiving pursuant to the Merger Agreement and related documents (as outlined in the preceding sentence) is deemed to be in full payment for all amounts owed Jay Rifkin under the Employment Agreement.  See Item 3.02 – Unregistered Sales of Equity Securities, Debt Conversions below for a description of Mr. Rifkin’s conversion of accrued salary and other indebtedness into our common stock prior to the Closing of the Merger.”

Item 2.01 Completion of Acquisition of Disposition of Assets

4.           We refer to your disclosure indicating that as of the closing of the reverse merger, you liquidated the subsidiaries and dissolved the corporate entities.  Please tell us the specifics and timing for this transaction, whether there was any operations or assets at the time of the liquidation and clarify your accounting treatment.  Tell us your consideration of providing pro forma information for this transaction.  Please refer to the guidance in Article 11 of Regulation S-X.  Please also provide us your analysis as to whether stockholder approval was or is required under your governing documents and laws of your jurisdiction of incorporation.

Respectfully, the Company wishes to highlight that the disclosure states that it may “be in the process of spinning-off or liquidating to the satisfaction of Midwest,” its subsidiaries.  The subsidiaries have not yet been spun-off or liquidated, but the Company anticipates doing so within the next 60 days.  The following statement was added to the disclosure to clarify:

“We anticipate that this will take place over the next 60 days.”

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 10, 2011

Item 3.02 Unregistered Sales of Equity Securities, page 3

5.           Please revise to provide the dates of the sales discussed and to state briefly the facts relied upon to make the exemption available.  See Item 701(a) and (d) of Regulation S-K.

For all three issuances described, the disclosure was revised to clarify that the issuances were done on the date of Closing.  Further, language was added to each clarifying the facts relied upon for the applicable exemption.

Item 5.01 Changes in Control of Registrant, page 5

6.           Please revise to identify the natural persons who exercise voting and/or investment power over the securities beneficially owned by StratTech Solutions, LLC, Clayton Park Medical Clinic, Granville Developments Corporation and Adnant, LLC.

The requested information has been added.

7.            It appears from your disclosure that Jay Rifkin will continue as a director after the merger and that John Norris was appointed as your chief executive officer.  Therefore, please revise to include these persons in the table.  Please also revise to include a separate line for all executive officers and directors as a group.

The requested disclosure has been added.

8.            Your disclosure appears limited to beneficial ownership of preferred shares before and after those shares convert to common shares.  Please also address beneficial ownership of common stock that is currently outstanding.

The requested disclosure has been added.  The shares of common stock that are currently outstanding are nominal in comparison to the shares issuable upon conversion of the preferred shares.  The far right column represents ownership of both classes, including the common stock, and as you can see there are no shareholders that own greater than 5% of the combined classes other than officers and directors.

Item 5.02 Departure of Directors or Principal Officers…, page 5

9.           Please clarify the nature of the “various technologies” mentioned in your disclosure regarding Mr. MacPherson’s business experience.  Also clarify the nature of the business engaged in by Pantellic Corporation.

Mr. MacPherson’s bio was revised to read as follows:

“From 1999 to 2010, Mr. MacPherson was the owner and chief executive officer of Crossgrain Communications, Inc., a consulting firm offering a broad scope of business management services to regional and national companies including the management of the research and development of testing of various technologies, including various combinations of chemical formulations used during the tests in which they were involved (SF - 6-12 and SB - 16-30) across North America.  From 1999 to 2001, he was also the Director of Business Development for Pantellic Corporation, a business engaged in Internet photo sharing, in San Francisco, CA.”

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 10, 2011

10.           Please revise to clarify Mr. Norris’ business experience from April 1, 2010 until June 21, 2011.  Also clarify the business engaged in by each entity mentioned in your disclosure regarding his business experience.

Mr. Norris’ bio was revised to read as follows:

“Mr. Norris was retired from April 2010 through June 21, 2011.  Prior to his retirement, he was the President and Chief Executive Officer of Fuel Tech (FTEK), a company in the business of air pollution control, from June 2006 to April 1, 2010.  Previously, Mr. Norris had been a private consultant to clients in energy related industries, since 2003; Senior Vice President, Operations and Technical Services of American Electric Power, an electric utility, from 1999 until 2003; President and Chief Operating Officer of the American Bureau of Shipping Group, a business engaged in quality assurance and safety/risk assessments for shipping, pipelines and other energy, industrial and chemical industries, during 1999; and he was associated with Duke Energy Corporation, an electric utility also in the gas storage and pipelines business, from 1982 until 1999 in positions from Assistant Engineer to Senior Vice President, Chairman and Chief Executive Officer of Duke Energy Global Asset Development.”

Exhibit 10.1

11.            Please ensure that the document you file as Exhibit 10.1 is complete.  We note that this exhibit is currently missing multiple attachments, including the Disclosure Schedule to which you refer.

The Merger Agreement does not have any Exhibits.  Any documents referenced in the Merger Agreement have been included in the 8-K filing, except the Disclosure Schedule.  Regulation S-K Item 601(b)(2), allows “schedules (or similar attachments)” to the agreement to be omitted from the filing unless they contain information material to an investment decision (not otherwise disclosed).

Management of the Company has reviewed the Disclosure Schedules and determined that they do not contain any material information that is not otherwise disclosed.  Upon request from the Commission, the Company will furnish supplementally a copy of the Disclosure Schedules.

Finally, the following disclaimer was added to the disclosure to ensure that investors are aware of the Disclosure Schedules in making their investment decision:

“Further, we hereby advise investors that:

•	representations and warranties made in the Merger Agreement were made for the purpose of allocating contractual risk between the parties and not as a means of establishing facts;
•	the Merger Agreement may contain different standards of materiality;
•	the representations and warranties in the Merger Agreement are qualified by a confidential disclosure schedule that contains some non-public information that is not material;
•	facts may have changed since the date of the Merger Agreement; and
•	only parties to the Merger Agreement have a right to enforce the agreement.”

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 10, 2011

Exhibit 99.1

Notes to the Financial Statements

Note 2. Recoverability of Long-Lived and Intangible Assets, page F-7

12.           We refer to your disclosure that your evaluation is based on estimates of future discounted cash flows and the ultimate disposition of the assets.  Given your limited operations, please tell us why you believe this model is the most appropriate and disclose how you weighted the results of the approaches (i.e. income approach compared to market approach).

The Company will revise its disclosure in future filings to remove “and the ultimate disposition of the assets” from Note 2 – Recoverability of Long-Lived and Intangible Assets.

The Company believes that the Income Approach is the most appropriate model because the Income Approach uses expectations of future cash flows or earnings and converts them into a single discounted present amount (e.g., present value techniques, option-pricing models, the multi-period excess earnings method to value certain intangibles) to determine fair value as compared to the Market Approach which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (e.g., market multiples, matrix pricing to value debt securities based on their relationship to other benchmark quoted securities) to determine fair value.  Since the Company’s largest asset comprises its capitalized license, which gives it the right to exploit certain patents, and since these are relatively new patents which make implementing the Market Approach difficult and unreliable given the difficultly of finding identical or comparable assets (i.e. the new patents), the Company believes that the Income Approach is the most appropriate model.

Note 7. License, page F-11

13.           We refer to your disclosure that you evaluated the capitalized license costs’ recoverability based on the results of future undiscounted cash flows.  Please reconcile this statement to your methodology disclosed in Note 2 which indicates you also consider the value of the ultimate disposition of the asset.

The Company will revise its disclosure in future filings to remove “and the ultimate disposition of the assets” from Note 2 – Recoverability of Long-Lived and Intangible Assets, which Note will state the following:

“Recoverability of Long-Lived and Intangible Assets

The Company has adopted Accounting Standards Codification subtopic 360-10, Property, Plant and Equipment (“ASC 360-10”).  ASC 360-10 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 10, 2011

Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses or a forecasted inability to achieve break-even operating results over an extended period.  The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows.  Should impairment in value be indicated, the carrying value of intangible assets would be adjusted.  ASC 360-10 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

14.           Further, please provide the following:

•	Clarify the nature of the key assumptions for the individual models, including how those key assumptions were determined;
•	Provide a discussion of the degree of uncertainty associated with the key assumptions;
•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The company used a 5-year discounted cash flow model which cash flows were based on recent and currently negotiated contracts, including but not limited to, the contract with TransAlta Corporation.  In light of recent economic turmoil, the Company assumed a flat growth rate over the 5-year period and used a discount rate of 20%.

Given the level of, and volatility in, recent economic turmoil in domestic and international markets, there are potentially many unfavorable changes in business conditions and/or events that can increase uncertainty associated with key model assumptions and/or negatively affect the key model assumptions, such as changes in interest rates and high levels of volatility in capital markets all of which could change the estimated cost of capital to the Company; however management used its best efforts so that key assumptions took into consideration the uncertainty inherent in the current economic environment.

15.           Please also tell us in greater detail how you determined the undiscounted cash flows exceeded the fair value of the licenses and your basis for your projected cash flows.

Please see comment response to comment 13 and 14.

Exhibit 99.2

Statements of Operations, page F-2

16.           We see you recorded license maintenance fees of $325,000 for the three months ended March 31, 2011.  Tell us how this reconciles to the payment schedule described in Note 5.

Of the $325,000 amount, $150,000 were amounts as disclosed in the original License Agreement as part of the payment schedule and the additional $175,000 were one-time fees related to the License but were not include in the payment schedule.

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 10, 2011

Statements of Cash Flows, page F-3

17.           We refer to the disclosure at the bottom of the page indicating you acquired $986,182 of equipment in exchange for a note payable, as well as $44,805 of equipment paid by a related party.  Please tell us the type of equipment obtained and whether you obtained the equipment from a related party.  To the extent you obtained the equipment from a related party, please tell us how the value assigned to the equipment was determined.

The type of equipment obtained was a Chemical Injection System and associated metal fittings and structural supports, and two Material Producers.  The equipment was obtained from a third party.

18.           We see the merger will be treated as a recapitalization of China Youth Media, Inc.  Please tell us how you intend to retroactively apply the recapitalization in the financial statements presented in future filings.  Please explain the basis in U.S. GAAP for your view.

For accounting purposes, the Merger was treated as a reverse merger and a recapitalization of China Youth Media, Inc., where China Youth Media, Inc. (the legal acquirer) is considered the accounting acquiree and Midwest Energy Emissions Corp. (the legal acquiree) is considered the accounting acquirer.  The assets and liabilities will be transferred at their historical cost with the capital structure of China Youth Media, Inc.  China Youth Media, Inc. is deemed a continuation of the business of Midwest Energy Emissions Corp., and the historical financial statements of Midwest Energy Emissions Corp. will become the historical financial statements of China Youth Media, Inc.

Please see the attached Pro forma financial statements which includes the balance sheet to show the recapitalization of the company and the pro forma statement of operations through June 21, 2011.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 10, 2011

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.

August 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Geoffrey Kruczek

Re:          China Youth Media, Inc.
Form 8-K
File No. 000-33067

Dear Mr. Kruczek:

China Youth Media, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on August 10, 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ Richard MacPherson
Richard MacPherson President